Friendly Auto Dealers, Inc.
A Nevada Corporation
4132 South Rainbow Boulevard
Suite 514
Las Vegas, Nevada 89103

February 7, 2008

Filed Via Edgar

To:	Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549
Phone   (202) 551-3356

Re:	Friendly Auto Dealers, Inc.
Request to Withdraw Registration Statement POS AM No. 1 and POS AM No. 2 to Form SB-2
Amendment No. 1 Filed:	January 18, 2008
Amendment No. 2 Filed:	January 28, 2008
File Number:	333-147560

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Friendly Auto Dealers, Inc. (the “Company”) hereby requests the withdrawal of its registration statement Post-Effective Amendment No.1 to Form SB-2 and Post-Effective Amendment No.2 to Form SB-2 which were filed on January 18, 2008 and January 28, 2008 respectively (Registration No. 333-147560) (the “Registration Statement”).

Pursuant to Item 512 of Regulation S-B, the Company is withdrawing both Amendment No.1 and Amendment No. 2 because they were unnecessary and inadvertently filed.

The Company requests that the Securities and Exchange Commission allows our withdrawal of the Post Effective Amendment No.1 and Amendment No. 2.

Very truly yours,

Friendly Auto Dealers, Inc.

By: /s/ TONY LAM
Tony Lam
Chief Executive Officer